INDEMNITY AND REMEDIATION AGREEMENT

(A)	The Vendor, 2023682 Ontario Inc., doing business as Canamet Resources, and Jeffrey D. Reid (together, Canamet) agrees to indemnify, defend, and save harmless the Purchaser, TrioResources AG (Trio) and any parent, subsidiary or affiliate thereof and all directors, officers, employees, agents, consultants and shareholders of the foregoing, from and against any and all demands, claims, actions or causes of action, assessments, losses, liabilities, (whether absolute, accrued, contingent or otherwise), damages, costs, penalties, expenses including legal, investigative and consulting fees and disbursements which at any time, or from time to time may be asserted against, imposed upon or incurred by Trio, in connection with, or as a direct or indirect result of:

1.	any legal, administrative, or other type of proceedings which may be brought, alleging the presence of any hazardous materials, contaminated soils or contaminated groundwater in respect of the property described in Section 1 (Property) to the agreement of purchase and sale between the parties dated May 17, 2012 (Agreement of Purchase and Sale), or any adjoining or proximate properties and requiring any clean-up, preventative or other remedial measures including under the three Notices of Fine and Due Date attached hereto and Order of the Ontario Court of Justice, Provincial Offences Division, Northeast Region (Court) between Her Majesty the Queen and 2023682 Ontario Inc. ordered October 22, 2012 (altogether, Notices and Court Order) all attached hereto;

2.	the failure of Canamet, its directors, officers, employees, agents, successors or assigns to comply with all applicable environmental laws with respect to the Property or the Notices and Court Order; or

3.	any and all disclosed or undisclosed contamination of soil or groundwater in respect of the Property or any adjoining or proximate property;

and including without limitation, the cost of defending and/or counterclaiming or claiming over against third parties in respect of any action or matter and any cost, liability or damage arising out of a settlement of such action or matter entered into by the parties hereto.

(B)	For greater certainty, it is hereby acknowledged by Canamet that this Indemnity relates to Canamet’s occupation and use of the Property.

(C)	Canamet agrees that it will prepare and deliver to Trio, within a reasonable timeframe of the date hereof, a remediation plan that is satisfactory to Trio acting reasonably to remediate any and all of the issues and matters set out in the Notices and Court Order to the satisfaction of the Court and any applicable authority, environmental or otherwise (Plan) including the removal of specified waste materials from the Property. Canamet shall immediately, and at its own expense, commence the implementation of such Plan and in any event complete such implementation no later than August 31, 2013.

(D)	In order to assist Canamet in the implementation of the Plan, Trio shall grant Canamet reasonable access to the Property during normal business hours. Canamet will perform or arrange for the performance of all work in a timely and professional manner and will use all efforts to ensure that in the performance of the work it does not interrupt the use by Trio of the Property. On completion of the Plan, Canamet shall leave the Property in at least as good condition as the property was prior to commencement of the Plan which shall include all of the work under the Plan properly completed in order to satisfy any and all requirements of the Notices and Court Order.

(E)	Canamet agrees that Trio may set off against any amount owing by Trio to Canamet under the Agreement of Purchase and Sale any and all amounts for which Trio concludes it is entitled to be indemnified or paid by Canamet hereunder.

(F)	The parties acknowledge and agree that, provided that Canamet complies with the provisions hereof, Canamet's liability hereunder shall be limited to the amount of the fines under the Notices plus the cost of removing and disposing of the specified waste materials as required and in accordance with the Court Order and all costs in connection therewith.

This Agreement shall enure to the benefit of and be binding upon the parties hereto and their successors and assigns.

IN WITNESS WHEREOF the parties hereto have executed this Agreement this 15th day of March, 2013.

2023682 ONTARIO INC.

By:	/s/ J. Duncan Reid
Name: J. Duncan Reid
Title: President

TRIO RESOURCES AG INC.

By:	/s/ Donald J. Page
Name: Donald J. Page
Title: CFO